Exhibit 99.2

R&R Segment Mark Fisher / Paul Gentzel

Disclaimer This Management's Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about the Company's future performance; projections of the Company's results of operations or financial condition; statements regarding the Company's plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products; expectations concerning the costs associated with the suspension or closure of operations at any of the Company's plants and future plans with respect to any such plants; expectations that the Company's credit facilities will be extended or renewed; expectations concerning dividend payments; statements concerning the Company's corporate and tax domiciles and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC; expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; statements about product or environmental liabilities; and statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward- looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company's control. Such known and unknown risks, uncertainties and other factors may cause the Company's actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company's financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company's transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company's customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company's current expectations concerning future results, events and conditions. 2

3 Outline Market / Strategy Review James Hardie R&R Progress Update Review R&R Next Stage Thinking Summary/Go Forward

4 The Market Repair and Remodel Market Overview

5 R&R opportunity continues to grow vs. New Construction Total Value in USD 2006 2010 Source: NAHB

R&R Segment Strategy Business Strategy- Switch the preference from vinyl to fiber cement by directly communicating the benefits and affordability of James Hardie to the Consumer 2/3 of Americans can afford James Hardie when presented with an affordable option Most Americans will choose fiber cement over vinyl when presented with an affordable choice Hardie presented as the affordable option in all segments 6

R&R Strategic Objectives Objectives Get into home via education, contractor or both PDG ( Terminal share >35%) Category Share-90% Shift to Full Wrap- C+, Trim 7 Outcomes/Challenges JH can impact seller and buyer behavior C+ and Trim attachment rates lead business Category Share is approx. 90%+ Market Fragmentation Early focus on scale contractors

8 R&R Segment Strategy, Objectives, Initiatives JH influences the decision in the home on both the Buyer (homeowner) side and the Seller (contractor) side Homeowner Contractor

9 Contractor Landscape 34% 26% 8% 9% 12% 10% 2% $ 10 mm + $750K - $999K $500K - $749K $250K - $499K > $250K Breakdown by Sales Revenue Top 24% of contractors: Mean Contractor Rev: $1.04 mm Median Contractor Rev: $450K Bottom 76% of contractors: $ 2.0 - $9.9 mm $ 1.0 - $1.9 mm James Hardie internal JH primarily targets the Specialty Contractor while expanding to include influential Full Line Contractors JH reaching out to top 15%+ of Specialty Contractors via Website Contractor Program Full Line Contractors influence markets with tear down and rebuilds Fragmentation will be on-going challenge JH will reach balance of the market with Aggregation Events and the Associate Contractor Program

10 Market Penetration Approach and Strategy Houston Portland Atlanta Seattle Raleigh San Antonio Charlotte St. Louis Minneapolis Detroit New Jersey Austin Chicago Denver DC Mix Shift in High Penetration Markets Large PDG Opportunity in Early 'S' Curve Markets

11 Vinyl Market Middle 3 rd Top 3 rd Terminal Share without JH direct intervention Bottom 3 rd Terminal Share with JH direct intervention Middle 3 rd Top 3 rd Bottom 3 rd Wood/Stone Wood/Stone Vinyl Vinyl

12 JH R&R Product Targets Middle 3 rd Top 3 rd Bottom 3 rd Wood/Stone Vinyl Terminal Share with JH direct intervention Distinct Product Targets in the Expanded Middle Artisan James Hardie Value Color Plus Full Wrap

13 James Hardie Repair and Remodel Progress Update

14 R&R Progress Update JH Organization Contractor Programs, Training and Tools Consumer Awareness JH Siding Center

15 R&R Progress - JH Organization Good progress on Organizational Alignment and Knowledge Field Sales focus continues to shift - 80+ reps with significant R&R responsibility - continue to add R&R "Playbook" and 6 week web based Playbook training key to shift focus All reps have % design responsibility, conversion targets, deliverable footage plans for their R&R "Sales Machine"

16 R&R Progress - JH Organization § R&R Sales and each individual Rep ' s efforts can be viewed as a machine with raw materials (Targets), a production line (movement of targets) and finished goods (Conversions). Further finishing is possible in the form of Account Dev. § The volume and quality of raw material Targets will directly affect the volume and quality of the Conversions § If we are experiencing waste or delay we will use this schematic to isolate and repair the machine Movement Conversions Account Development Targeting Agg Events HBA/NARI Internet Channel Home Shows Contractors Segmentation Driving Efficiency & Effectiveness Sales & Attachment

17 R&R Progress - Contractor Programs, Training and Tools Website Contractor Value Proposition Credibility in the home with Consumers Exposure and Impressions via Web listing Business Building Blocks Members Only Website Consumer Leads

18 R&R Progress - Contractor Programs, Training and Tools Leads and Impressions - provide qualified consumer leads for aligned contractors Attaining Contractor "Attachment Rates" for C+, Trim and Wrap Website Contractor program qualifications/guidelines will lead to an additional program

19 R&R Progress - Contractor Programs, Training and Tools Contractor Training is focused in four key areas Marketing and Lead Generation In-Home Sales Production, Installation, Best Practices Post Production

20 R&R Progress - Contractor Programs, Training and Tools

21 R&R Progress - Contractor Programs, Training and Tools R&R Progress - Contractor Programs, Training and Tools

22 R&R Progress - Contractor Programs, Training and Tools 10 Step In-Home Sales Methodology Focus on Selling Value in the Home Overcoming Objections Vinyl market Prime-to-Color market Role Play with Mike Sipe (Sales Manager, JHSC) Over 20 years of in-home selling experience

23 R&R Progress - Contractor Programs, Training and Tools 500 members across North America Members receive: Real-time feedback Web-based reporting Marketing tools JH Preferred Remodelers have all JH jobs surveyed GuildQuality Professional Customer Satisfaction Survey Tool - GuildQuality's mission is to elevate the stature of the building profession to a level that is commensurate with its importance

24 R&R Progress - Contractor Programs, Training and Tools R&R Progress - Contractor Programs, Training and Tools Website Contractor Program continues to deliver value to aligned contractors

25 R&R Progress - Contractor Programs, Training and Tools Combination of one-on-one or group training, Aggregation Events and newsletters used to communicate with and train contractors. Exclusive News for the James Hardie Contractor

26 R&R Progress - Contractor Programs, Training and Tools Consumer Awareness efforts continue to increase: Over 200 Home Shows in 2009/2010 season and the same number planned for the current 2010/2011 season Neighborhood Events - Leverage a successful James Hardie or Artisan re-side in a highly targeted, opportunity rich neighborhood, by conducting a high impact marketing and sales event with the goal of booking new appointments and selling more jobs

27 R&R Progress - Contractor Programs, Training and Tools Cameron Woods Community Event June 19th, Charlotte, NC Thornton, CO Open House July 24th, 2010 Recent Neighborhood Events

28 R&R Progress - James Hardie Siding Center Lead generation, jobs and revenue all growing Continues to provide unmatched credibility with Professional Contractors across US Learning how to sell up and sell down - Artisan and Vinyl Fighter Leveraging our knowledge in production and sales across more markets

29 R&R Progress Issues and Challenges Continue organizational resource build Improving organizational focus and effectiveness in R&R Emphasis on target acquisition and segmentation Grow Preferred Remodeler geographic presence Preferred Remodelers as an extension of JH in the home

30 R&R Progress Issues and Challenges Launch and scale "Associate" Program Ensure "benefits and affordability" message is carried into the home by Preferreds (boat) and Associates (wake) Leverage successful JH positions with Neighborhood Events 3 Product/Segment selling skills - internal and external

31 James Hardie Repair and Remodel Future State

32 JH R&R Segment Future State The "middle third" of the market continues to be the primary target, but this crucial segment will only move to JH if we drive the market development If the early standard is vinyl it can be turned to JH, however, an early JH standard is unlikely to be pulled down to vinyl The "boat-wake" concept is valid, but may be more restricted by geography within a market than originally thought

33 JH R&R Segment Future State - Neighborhood Approach Original Hot Mapping evolved into a more refined view of the markets

34 JH R&R Segment Future State - Neighborhood Approach Continuation of the model takes us to neighborhood and street level

35 JH R&R Segment Future State Full Line Contractors/Craftsman Tear Down and Rebuild Architecture & Design key drivers JH Sweet Spot Wood-look arch. w/ JH durability JH substrate and factory finish JH look and durability w/ "value" Affordability more important JH must create standard directly Distinct Product Targets in the Expanded Middle Artisan James Hardie Value Color Plus Full Wrap

JH Value Position Top of "middle third" of the market Middle of the "middle third" of the market Lower end of the "middle third" of the market Replaces Thick cedar Wide variety of competing products: wood, vinyl, aluminum Wide variety of competing products: wood, vinyl, aluminum Drivers Architecture and design Wood "look" architecture w/ JH durability and low maintenance via the substrate and factory finish Delivers JH C+ benefits with value engineered package. Affordability crucial. Contractor Type Design-build and tear-down and rebuild contractors Primary target is specialty replacement contractor Specialty replacement and smaller contractors Place Narrow geographies Wide geographies Narrow geographies JH Sales Involvement JH directly involved early in adoption phase Preferred Remodelers create wake in market, other contractors follow JH direct involvement is highest here in order to create the local standard 36 JH R&R Segment Future State

37 JH R&R Segment Future State Preferred Remodelers James Hardie Sell/Outsource JH Siding Center Products Mainly JH C+ Full Wrap Artisan and JH "Value" All Products with emphasis on Artisan and JH "Value" Place All Markets - primarily in large middle market Upper and lower market segments where Hardie must set the standard Few Market locations into all segments Control Lower High message and sales control High Scalability High Medium Low We will employ a combination of selling models across markets

Future State - Contractor Programs Fragmented Contractor Base Large, diverse Contractor base requires 2 program approach Preferred Remodeler Program Associate Program Target Contractor Type Specialty Replacement Contractors Full Line Contractors, Smaller Contractors Application/Term. # Participants Discreet/600 - 800 Broad/1000's Reaches fragmented "tail" Boat/Wake Boat Wake Type of Relationship Close with frequent interactions Vendor - Customer, Less frequent interactions Key "Currency" Credibility in home, Web Impressions, Business Tools, Leads Marketing & Lead Gen tools, In-Home Sales training, Loyalty Program 38

39 JH R&R Segment Future State Continue to drive away from broad based marketing due to: A homeowner is in the re-side "buying window" on average only once in their lifetime, therefore, the message is wasted 90%+ the time We are trying to mainly influence the middle third of the market with the right message and concise positioning is not possible

40 JH R&R Segment Summary and Go Forward Summary and Go Forward

JH R&R Segment Summary and Go Forward Original assumptions are valid - JH can and is having an impact in R&R; both the Buyer and Seller are positively impacted when JH is presented as an affordable option Organizational Shift - we are getting the shift in focus with higher activity and conversion - still early in the transition Full Program and Package - Preferred Remodeler Program has robust offering; launch the "Associate Contractor" program within the next 90 days 41

42 JH R&R Segment Summary and Go Forward Continue to convert the large middle market with C+ Full Wrap offering Extend presence into the upper and lower markets - proper product targeting and early, direct Hardie sales involvement Benefits and affordability message in the home continue to be key Scale and speed continue to challenge

43 Questions